UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     March 4,
2019


  Elon Musk
  Chief Executive Officer
  Tesla, Inc.
  3500 Deer Creek Road
  Palo Alto, CA 94304

          Re:     Maxwell Technologies, Inc.
                  Schedule TO-T
                  Filed on February 20, 2019 by Tesla, Inc. and Cambria Acquisition Corp.
                  File No. 005-34398

  Dear Mr. Musk,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Schedule TO

  General

  1. Page 27 of the associated prospectus filed with the Form S-4 registration statement contains forward-looking information. The Private Securities Litigation Reform Act of 1995, by its
     terms, does not extend "safe harbor" protections to forward-looking statements made in connection with tender offers. Accordingly, the forward-looking statements included within the Offer to Exchange cannot be determined to have been made "within the meaning of
     Section 27A of the Securities Act and Section 21E of the Exchange Act." Please revise.

  Item 4. Terms of the Transaction

  2. In multiple locations throughout the Offer to Exchange, the disclosure indicates that the decisions made by Tesla and the Offeror will be final and binding "to the extent permitted by
 Elon Musk
Tesla, Inc.
March 4, 2019
Page 2

    law." Notwithstanding the tacit acknowledgment that all decisions made might not actually be "final and binding", please revise to remove the implication that shareholders cannot challenge the decisions made by Tesla and the Offeror in a court of competent jurisdiction.

3. In multiple locations throughout the Offer to Exchange, the pricing formula has been summarized in a way that indicates the fraction of a share of Tesla common stock to be received will be partially derived from certain Tesla trading prices observed over the five consecutive trading days "ending on and including the second trading day immediately preceding the expiration of the offer..." Disclosure at page 50 similarly indicates that the
   "exchange ratio will be fixed at the close of business on the second trading day prior to the expiration date of the offer." Given that the term "expiration date" has been defined to mean an exact time, and that time is currently 11:59 p.m. on March 19, 2019, March 19 is, at a minimum, a trading day that precedes expiration of the offer and thus arguably also is a trading day that precedes the "expiration date" under the cited definition. Consequently, the current formulation may be interpreted to mean the final exchange ratio will be fixed at the close of business on March 18, 2019, which is currently one business day before the offer is scheduled to expire. Please revise to remove the implication that Tesla is seeking to establish the final exchange ratio one business day before the tender offer expires, or advise.

4. The disclosure at page 53 of the associated prospectus filed with the Form S-4 registration statement indicates that the conditions are for "the sole benefit of Tesla and the Offeror and may be asserted by Tesla or the Offeror regardless of the circumstances giving rise to any such conditions..." Conditions that are subjectively determinable and otherwise within the control of the bidders may result in the tender offer being deemed illusory and thus made in contravention of Section 14(e). Please revise to remove the implication that the offer conditions may be triggered by action or inaction of Tesla and the Offeror.

Item 10. Financial Statements

5. Financial information may only be incorporated by reference to the extent the required information has been filed as, and included within, an exhibit to Schedule TO. To the extent the information required by Item 1010(a) of Regulation M-A has been incorporated by reference from the prospectus filed under cover of the Form S-4 registration statement, the prospectus would have needed to have explicitly included all of the specified information as distinguished from incorporating such information by reference. Please revise to include the required information as an exhibit, or advise. See General Instruction F to Schedule TO.

6. Please advise us, with a view towards revised disclosure, whether the presentation titled
   "Selected Historical Consolidated Financial Information of Tesla" conforms to disclosure
 Elon Musk
Tesla, Inc.
March 4, 2019
Page 3

    standards other than those codified under Item 1010(c) of Regulation M-A. For example, no distinction has been drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A. To the extent that the financial information required by Item 1010(a) of Regulation M-A continues to be incorporated by reference into the Schedule TO, however, these required disclosures must be summarized in accordance with Item 1010(c) of Regulation M-A in the Offer to Exchange. See Instruction 6 to Item 10
    of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A already have been printed and delivered to
    Maxwell security holders, please revise to comply with Item 1010(c), including disclosure of the ratio of earnings to fixed charges computed in a manner consistent with
Item 503(d) of
    Regulation S-K for the two most recent fiscal years and the interim periods provided under
    Item 1010(a)(2) of Regulation M-A. Refer to Item 1010(c)(4) of Regulation
M-A.

        We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc: Mark B. Baudler, Esq.
Michael S. Ringler, Esq.